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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

LEITCH TECHNOLOGY CORP.

(Name of Issuer)
COMMON SHARES

(Title of Class of Securities)
52543H107

(CUSIP Number)
December 31,2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ x ]
Rule 13d-1(b)
[   ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. .52543H107............................



1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
..McLean Budden Limited on behalf of itself and its Institutional Client, Canadian Equity Value Fund


2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a)
..............................................


(b)
............................................


3.
SEC Use Only ...................................


4.
Citizenship or Place of Organization
Toronto, Ontario, Canada.........

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



5.
Sole Voting Power .....2,183,900...........



6.
Shared Voting Power.NONE......



7.
Sole Dispositive Power.2,183,900.....



8.
Shared Dispositive Power .....NONE............


9.
Aggregate Amount Beneficially Owned by Each Reporting
Person...2,183,900.....................................................


10.
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)........


11.
Percent of Class Represented by Amount in Row (9)
 ...6.32%...............


12.
Type of Reporting Person (See Instructions)

.....................IA, CO
..........






INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
(l)
Names and I.R.S. Identification Numbers of Reporting
Persons-Furnish the full legal name of each person for
whom the report is filed-i.e., each person required to
sign the schedule itself-including each member of a
group. Do not include the name of a person required to be
identified in the report but who is not a reporting
person. Reporting persons that are entities are also
requested to furnish their I.R.S. identification numbers,
although disclosure of such numbers is voluntary, not
mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
SCHEDULE 13G" below).
(2)
If any of the shares beneficially owned by a reporting
person are held as a member of a group and that
membership is expressly affirmed, please check row 2(a).
If the reporting person disclaims membership in a group
or describes a relationship with other persons but does
not affirm the existence of a group, please check row
2(b) [unless it is a joint filing pursuant to Rule
13d1(k)(1) in which case it may not be necessary to check
row 2(b)].
(3)
The third row is for SEC internal use; please leave
blank.
(4)
Citizenship or Place of Organization-Furnish citizenship
if the named reporting person is a natural person.
Otherwise, furnish place of organization.
(5)-
(9),
(11)
Aggregate Amount Beneficially Owned By Each Reporting
Person, Etc.-Rows (5) through (9) inclusive, and (11)
are to be completed in accordance with the provisions of
Item 4 of Schedule 13G. All percentages are to be rounded
off to the nearest tenth (one place after decimal point).
(10)
Check if the aggregate amount reported as beneficially
owned in row (9) does not include shares as to which
beneficial ownership is disclaimed pursuant to Rule 13d-4
(17 CFR 240.13d-4] under the Securities Exchange Act of
1934.
(12)
Type of Reporting Person-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan, Pension Fund, or Endowment
Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Other
OO


Notes:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule
12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g), and 23 of the Securities
Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


GENERAL INSTRUCTIONS
A.
Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-
1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-
1(c) shall be filed within the time specified in Rules 13d-
1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).
B.
Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C.
The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

(a)
Name of Issuer - Leitch Technology Corp.

(b)
Address of Issuer's Principal Executive Offices - 82
Devonshire Street, Boston, Massachusetts 02109

Item 2.

(a)
Name of Person Filing McLean Budden Limited ("MBL") On behalf of itself and its Institutional Client, Canadian
Equity Value Fund

(b)
Address of Principal Business Office or, if none, Residence
145 King Street West, Suite 2525
Toronto, Ontario, Canada M5H 1J8

(c)
Citizenship MBL is a Canadian Corporation

(d)
Title of Class of Securities - Common Shares

(e)
CUSIP Number - 52543H107

Item
3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-
8).

(e)
[ x]
An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

(f)
[   ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)
[   ]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i)
[   ]
A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j)
[   ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item
4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: _2,183,900________________.

(b)
Percent of class: __6.32%____________________.

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote
2,183,900.


(ii)
Shared power to vote or to direct the vote
_NONE____________.


(iii)
Sole power to dispose or to direct the
disposition of _2,183,900.


(iv)
Shared power to dispose or to direct the disposition of ____NONE.


Item
5.
Ownership of Five Percent or Less of a Class
Not applicable


Item
6.
Ownership of More than Five Percent on Behalf of Another
Person.
No persons other than the persons filing this Schedule 13G have an economic interest in the securities reported on which relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by MBL consist of securities beneficially owned by MBL which is a registered investment advisor (in the United States) and as an investment counselor (in Canada), which in turn include securities beneficially owned by clients of MBL, which clients may include Canadian mutual funds and pooled funds, none of which are registered under the Investment Company Act, and/or employee benefit plans, pension funds, endowment funds or other institutional clients (each an "Institutional Client").

Item
7.
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company or Control Person. Not applicable.


Item
8.
Identification and Classification of Members of the Group -
Not applicable


Item
9.
Notice of Dissolution of Group - Not applicable


Item
10.
Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
_______February 13, 2004________________
Date
________________________________
Signature
_Barb Lockhart, Vice President
Administration
Name/Title










The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.
Attention:
Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)




http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 11/05/2002